Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:

            Corus Entertainment announces quarterly dividend for Class A and B shareholders

            TORONTO, April 13 /CNW/ - Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE:
CJR) announced today that its Board of Directors has approved a quarterly dividend, for holders of its Class A and Class B shares, of $0.0975 and
$0.10 respectively. The Company's dividend will be paid on June 30, 2006 to shareholders of record at the close of business on June 15, 2006.

            There were 1,724,929 Class A Voting Shares outstanding and
40,514,682 Class B Non-Voting Shares outstanding on March 31, 2006.

            Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children's programming and products. The Company's other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR)
Exchanges. Corus' website can be found at www.corusent.com.

            Corus Entertainment Inc. reports in Canadian dollars.
            %SEDAR: 00013131EF          %CIK: 0001100868

            /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc.,
(416) 642-3780; Tracy Ewing, Vice President, Communications, Corus
Entertainment Inc., (416) 642-3792/
            (CJR.NV.B. CJR)

CO:  Corus Entertainment Inc.

CNW 09:50e 13-APR-06